UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38430

NFT Limited

Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street

Sha Tin New Territories

Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amendment to Amended and Restated Agreement and Plan of Merger

As previously disclosed, on December 15, 2022, Takung Art Co., Ltd. (the “TKAT”) and NFT Limited (the “Company”), a Cayman Islands exempted company and wholly owned subsidiary of the TKAT, entered into an amended and restated agreement and plan of merger (the “Merger Agreement”), pursuant to which TKAT shall merge with and into the Company, with the Company continuing as the surviving entity (the “Redomicile”) effective on or around December 30, 2022 (the “Effective Time”).

On September 5, 2023, the Company and TKAT entered into an amendment to the Merger Agreement (the “Amendment”), pursuant to which the Effective Time of the Redomicile was amended to be September 18, 2023 (the “New Effective Time”). On September 6, 2023, a certificate of merger (the “Merger Certificate”) with the New Effective Time was filed and registered with the Cayman Islands Registrar of Companies.

Material Modification to Rights of Securities Holders.

Pursuant to the Merger Agreement, as amended by the Amendment, the TKAT will consummate the Redomicile on the New Effective Time. As a result of the Redomicile, TKAT will merge with and into the Company, with the Company continuing as the surviving entity as a Cayman Islands exempted company. The memorandum and articles of association of the Company (the “Memorandum and Articles of Association”) shall become the governing instrument of TKAT.

The Redomicile was approved by shareholders holding the majority of the outstanding shares of common stock of TKAT on May 25, 2023.

As a result of the Redomicile, TKAT’s CUSIP number was changed to G6363T107. The Redomicile did not result in any change in TKAT’s, headquarters, business, management, location of any of its offices or facilities, number of employees, assets, liabilities or net worth. Management, including all directors and officers, remain the same as the management of TKAT prior to the Redomicile and will assume identical positions with TKAT. TKAT’s common stock registered in the name of shareholders or which are beneficially owned through brokers will be converted into the right to receive an equal number of the Company’s Class A ordinary shares and such shares will be registered in such shareholder’s name (or broker’s name, as applicable) in the Company’s register of members upon completion of the merger, without any further action on the part of shareholders. If shareholders hold TKAT’s common stock in certificated form, such stock certificates may be exchanged for new share certificates of the Company promptly following the merger. All TKAT stock certificates are requested to be returned to TKAT’s transfer agent following the New Effective Time.

The Company’s Class A ordinary shares will be traded on the NYSE American under the symbol “MI” starting on the opening of trading on the New Effective Time.

On the New Effective Time, the Company will qualify as a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Therefore, starting from the New Effective Time, the Company will commence filing any required filings with the Securities and Exchange Commission as a foreign private issuer.

As a foreign private issuer, the Company is exempt from certain provisions applicable to United States public companies, including:

●	the requirement to file quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

●	the sections of the Exchange Act requiring our insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

In addition, as a foreign private issuer, the Company is permitted to follow certain home country corporate governance practices in lieu of certain NYSE American requirements. For example, the Company may follow home country practice with regard to certain corporate governance requirements, such as the composition of the board of directors and quorum requirements applicable to shareholders’ meetings.

The foregoing description of the Amendment and Merger Certificate is not intended to be complete and is qualified in its entirety by reference to the full text of the Amendment and Merger Certificate which are filed as Exhibits 2.1 and 2.2, respectively, to this Report on Form 6-K (“Report”) and are incorporated herein by reference. The Memorandum and Articles of Association of the Company is filed as Exhibit 1.1 to this Report and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
1.1	Memorandum and Articles of Association of NFT Limited
2.1	Amendment to Amended and Restated Agreement and Plan of Merger, dated September 5, 2023
2.2	Certificate of Merger, dated September 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2023

NFT Limited

By:	/s/ Kuangtao Wang
Name:	Kuangtao Wang
Title:	Chief Executive Officer

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